UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

StepStone Group Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

85914M107

(CUSIP Number)

Jennifer Y. Ishiguro

Chief Legal Officer & Secretary

StepStone Group Inc.

450 Lexington Avenue, 31st Floor

New York, NY 10017

Telephone: (212) 351-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person James Lim
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 7,812,987
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,987
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 14.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Person’s (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of StepStone Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 450 Lexington Avenue, 31st Floor, New York, NY 10017.

Item 2. Identity and Background

This Schedule 13D is being filed by James Lim (the “Reporting Person”).

(a)	As of the date of this statement, Mr. Lim beneficially owns 7,812,987 shares of Class A Common Stock owned by Sanctuary Bay LLC.

In connection with the closing of the Acquisition (as defined below), the Issuer and StepStone Group LP (the “Partnership”) entered into the Class C Exchange Agreement (as defined below) with certain of the Sellers (as defined below), including the Reporting Person, that provides certain conversion rights to convert the Class C units of the Partnership (the “Class C Units”) into Class A Common Stock and restrictions with respect to the Class C Units received in connection with the closing of the Acquisition. The Class C Units are exchangeable for shares of Class A Common Stock on a one-for-one basis or, at the Issuer’s election, for cash. Pursuant to the Class C Exchange Agreement, the Class C Units may not be converted prior to September 20, 2022, subject to certain exceptions.

In addition, pursuant to the A&R Stockholders Agreement (as defined below), certain holders of Class A Common Stock and Class B common stock, par value $0.001 per share (the “Class B Common Stock”) of the Issuer, including the Reporting Person, agree to vote all their shares of voting stock, including Class A Common Stock and Class B Common Stock, together and in accordance with the instructions of the Class B Committee (as defined in the A&R Stockholders Agreement) on any matter submitted to the Issuer’s common stockholders for a vote.

(b)	The business address of the Reporting Person is c/o StepStone Group Inc., 450 Lexington Avenue, 31st Floor, New York, NY 10017.

(c)	The Reporting Person’s principal occupation is Partner of the Partnership.

(d)	The Reporting Person has not been convicted in a criminal proceeding during the last five years.

(e)

The Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

As previously disclosed by the Issuer in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 20, 2021, on September 20, 2021 (the “Closing Date”), the Issuer acquired Greenspring Associates, Inc., a Delaware corporation (“GA Inc.”), Greenspring Back Office Solutions, Inc. (“GBOS Inc.”), Greenspring Associates LLC (together with GA Inc., GBOS Inc. and their respective subsidiaries, “Greenspring”), pursuant to that certain Transaction Agreement, dated as of July 7, 2021, by and among the Issuer, the Partnership, certain wholly-owned subsidiaries of the Issuer, the sellers party thereto (the “Sellers”), GA Inc., GBOS Inc., and Shareholder Representative Services LLC, solely in its capacity as the initial Seller Representative (as defined therein) (the “Acquisition”).

In connection with the closing of the Acquisition, the Reporting Person received 7,812,987 shares of Class A Common Stock and 163,656 Class C Units.

On the Closing Date, the Issuer and the Partnership entered into an Amended and Restated Stockholders Agreement of the Issuer (the “A&R Stockholders Agreement”), a Ninth Amended and Restated Limited Partnership Agreement of the Partnership (the “A&R Partnership Agreement”) and a Class C Exchange Agreement (the “Class C Exchange Agreement”), in each case, to provide for certain governance and other rights and restrictions applicable to the Sellers that were issued shares of Class A Common Stock and/or Class C Units in connection with the Acquisition. Pursuant to the A&R Stockholders Agreement, the Reporting Person is subject to certain lock-up provisions, which restrict him from transferring any shares of Class A Common Stock or Class C Units until the first anniversary of the Closing Date, more than one-third of his shares of Class A Common Stock or Class C Units until the second anniversary of the Closing Date and more than two-thirds of his shares of Class A Common Stock or Class C Units until the third anniversary of the Closing Date, subject to specified exceptions.

Except as otherwise described in this Schedule 13D, the Reporting Person does not currently have any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of his ongoing evaluation of his investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open markets, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b) The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)
James Lim	7,812,987	14.7%

(1)	Based on 53,022,694 shares of Class A Common Stock issued and outstanding upon the closing of the Acquisition.

(c) Except as set forth in this Item 5, the Reporting Person has not effected any transaction in shares of Class A Common Stock during the past sixty (60) days.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the A&R Partnership Agreement, dated as of September 20, 2021, and the Class C Exchange Agreement described above, the Reporting Person may exchange his Class C Units for shares of Class A Common Stock on a one-for-one basis, or at the Issuer’s election, for cash, subject to timing and procedural requirements set forth therein. When a Class C Unit is surrendered for exchange, it will not be available for reissuance by the Partnership.

The Class C Exchange Agreement contains certain timing and volume limitations on exchanges of Class C Units held by the Sellers, including the Reporting Person: no exchanges will be permitted until after the first anniversary of the Closing Date, and then exchanges may not exceed one-third of their original holdings prior to the second anniversary of the Closing Date and two-thirds of their original holdings prior to the third anniversary of the Closing Date. After the third anniversary of the Closing Date, these limitations expire. Under the Class C Exchange Agreement, the Board of Directors of the Issuer may waive these limitations in its discretion.

Pursuant to an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) entered into by and among the Issuer and certain of the Sellers, including the Reporting Person, certain stockholders can require the Issuer to register for resale under the Securities Act of 1933, as amended, their shares of Class A Common Stock, whether currently owned or issued upon exchange of the Class B Units or Class C Units. The registration rights agreement also provides for customary piggyback rights.

Pursuant to the A&R Partnership Agreement and the A&R Stockholders Agreement described above, the Reporting Person is subject to certain lock-up provisions, which restrict him from transferring any shares of Class A Common Stock or Class C Units until the first anniversary of the Closing Date, more than one-third of his shares of Class A Common Stock or Class C Units until the second anniversary of the Closing Date and more than two-thirds of his shares of Class A Common Stock or Class C Units until the third anniversary of the Closing Date, subject to specified exceptions.

In addition, pursuant to the A&R Stockholders Agreement, certain holders of Class A Common Stock and Class B Common Stock, including the Reporting Person, agree to vote all their shares of voting stock, including Class A Common Stock and Class B Common Stock, together and in accordance with the instructions of the Class B Committee on any matter submitted to the Issuer’s common stockholders for a vote. Under the A&R Stockholders Agreement, the Reporting Person has given an irrevocable proxy, coupled with an interest, to the Chair and Secretary of the Class B Committee to vote such Reporting Person’s shares of Class A Common Stock.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the A&R Partnership Agreement, the A&R Stockholders Agreement, the Class C Exchange Agreement and the A&R Registration Rights Agreement, filed herewith as Exhibits 1, 2, 3 and 4, respectively, and incorporated herein by reference.

Other than the matters disclosed in this Schedule 13D, the Reporting Person is not party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1.	Ninth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

2.	Class C Exchange Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

3.	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

4.	Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

24.1	Power of Attorney for James Lim

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2021

/s/ Jennifer Ishiguro, Attorney-in-Fact
James Lim